SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for August

São Paulo, September 8, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of August 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 7.7%. Total seats increased 21.7% and the number of departures increased by 17.8%. GOL's total demand (RPK) increased by 11.6% and the load factor was 84.4%.
|	GOL’s domestic supply (ASK) increased 9.4% and demand (RPK) increased by 13.7%. GOL’s domestic load factor was 84.6%. The volume of departures increased by 18.1% and seats increased by 21.8%.
|	GOL’s international supply (ASK) was 298 million, the demand (RPK) was 246 million and international load factor was 82.7%.

August/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Aug/23	Aug/22	% Var.	8M23	8M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	19,158	16,264	17.8%	150,291	128,938	16.6%	223,303	186,616	19.7%
Seats (thousand)	3,437	2,825	21.7%	26,286	22,478	17.0%	39,029	32,497	20.1%
ASK (million)	3,536	3,282	7.7%	28,924	26,199	10.4%	43,489	37,227	16.8%
RPK (million)	2,986	2,675	11.6%	23,479	20,904	12.3%	35,192	29,936	17.6%
Load factor	84.4%	81.5%	3.0 p.p	81.2%	79.8%	1.4 p.p	80.9%	80.4%	0.5 p.p
Pax on board (thousand)	2,735	2,236	22.4%	20,571	17,346	18.6%	30,586	25,400	20.4%
Domestic GOL
Departures	18,423	15,606	18.1%	143,642	125,614	14.4%	213,260	182,987	16.5%
Seats (thousand)	3,312	2,718	21.8%	25,144	21,907	14.8%	37,301	31,875	17.0%
ASK (million)	3,238	2,959	9.4%	26,014	24,657	5.5%	39,056	35,561	9.8%
RPK (million)	2,740	2,409	13.7%	21,229	19,601	8.3%	31,770	28,538	11.3%
Load factor	84.6%	81.4%	3.2 p.p	81.6%	79.5%	2.1 p.p	81.3%	80.3%	1.1 p.p
Pax on board (thousand)	2,634	2,146	22.7%	19,708	16,867	16.8%	29,284	24,883	17.7%
International GOL
Departures	735	658	11.7%	6,649	3,324	100.0%	10,043	3,629	N.M
Seats (thousand)	126	107	17.4%	1,142	565	N.M	1,728	616	N.M
ASK (million)	298	323	-7.8%	2,911	1,541	88.9%	4,433	1,666	N.M
RPK (million)	246	266	-7.4%	2,250	1,304	72.5%	3,422	1,398	N.M
Load factor	82.7%	82.3%	0.4 p.p	77.3%	84.6%	-7.3 p.p	77.2%	83.9%	-6.7 p.p
Pax on board (thousand)	102	90	13.0%	863	479	80.3%	1,302	516	N.M
On-time Departures	83.6%	92.8%	-9.1 p.p	88.4%	93.8%	-5.4 p.p	86.2%	91.3%	-6.1 p.p
Flight Completion	97.4%	99.7%	-2.3 p.p	98.2%	99.4%	-1.2 p.p	98.4%	99.4%	-1.1 p.p
Cargo Ton (thousand)	11.0	5.6	95.1%	71.4	42.6	67.4%	100.2	59.6	68.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL discloses preliminary traffic figures for August

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer